FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 19 August 2006 to 11 October 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 22 August 2006

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 22 August 2006

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 22 August 2006

99.4	Cadbury Schweppes appoints Raymond G Viault as Non-Executive Director — 1 September 2006

99.5	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 6 September 2006

99.6	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 7 September 2006

99.7	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 8 September 2006

99.8	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 12 September 2006

99.9	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 13 September 2006

99.10	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 14 September 2006

99.11	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 15 September 2006

99.12	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 18 September 2006

99.13	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 19 September 2006

99.14	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 19 September 2006

99.15	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 19 September 2006

99.16	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 19 September 2006

99.17	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 20 September 2006

99.18	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 21 September 2006

99.19	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 22 September 2006

99.20	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 25 September 2006

99.21	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 26 September 2006

99.22	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 27 September 2006

99.23	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 29 September 2006

99.24	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 2 October 2006

99.25	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 3 October 2006

99.26	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 4 October 2006

99.27	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S Ahuja, 4 October 2006

99.28	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — W C G Berndt, 4 October 2006

99.29	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R S Braddock, 4 October 2006

99.30	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R M Carr, 4 October 2006

99.31	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Lord Patten, 4 October 2006

99.32	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — D A R Thompson, 4 October 2006

99.33	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R P Thorne, 4 October 2006

99.34	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Baroness Wilcox, 4 October 2006

99.35	Notification of Major Interests in Shares — Barclays PLC, 5 October 2006

99.36	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 5 October 2006

99.37	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 6 October 2006

99.38	Purchase of shares by Cadbury Schweppes Employee Share Option Trust — 9 October 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	11 October 2006

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction

	HESTER BLANKS	52,770		ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.
	ANDREW GABBUTT	25,214
	BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
	HSDL NOMINEES LTD A/C SIP	1,572
	HSDL NOMINEES LTD A/C MAXI	1,297
	HALIFAX SC PEP	3,839

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.54	14.	Date and place of transaction 21 AUGUST 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 108,985	16.	Date issuer informed of transaction 22 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 22 AUGUST 2006

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC		2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	KENNETH GEORGE HANNA		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	DIRECTOR’S OWN HOLDING		ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

KENNETH GEORGE HANNA	250,000	ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY'S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
BANK OF NEW YORK NOMINEES
LTD A/C 491846	248,359
HSDL NOMINEES LTD A/C SIP	770

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.54	14.	Date and place of transaction 21 AUGUST 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,153	16.	Date issuer informed of transaction 22 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18	. Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	N/A Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 22 AUGUST 2006

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director STEPHEN JOHN DRIVER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction
	STEPHEN JOHN DRIVER	40,000		ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	BANK OF NEW YORK NOMINEES
	LTD A/C 491846	11,678
	HSDL NOMINEES LTD A/C SIP	178

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.54	14.	Date and place of transaction 21 AUGUST 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 51,880	16.	Date issuer informed of transaction 22 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 22 AUGUST 2006

Exhibit 99.4

Press release
1 September 2006
CADBURY SCHWEPPES APPOINTS RAYMOND G. VIAULT AS NON-EXECUTIVE
DIRECTOR
Cadbury Schweppes announces that Raymond G. Viault will join the Cadbury Schweppes Board as non-executive director, effective from today.
Raymond G. Viault is a Director of Safeway, Inc., one of the largest food and drug retailers in North America; of Newell Rubbermaid, Inc., a leading manufacturer of consumer products; and of VF Corporation, one of the world’s largest apparel companies.
From 1996 to the end of 2004, he was Vice Chairman of General Mills, Inc., and was a member of the Board of Directors from February 1996 until the end of 2004. In this time he led the integration of the General Mills and Pillsbury businesses. From 1979 to 1995, he held a number of positions with the Philip Morris Companies, including President, Kraft Foods, Europe, based in Switzerland with responsibility for Kraft’s European, Middle East and African businesses; Chief Executive Officer of Jacobs Suchard AG; and President, Maxwell House Coffee Company.
He has a Bachelor’s degree in Economics from Brown University, and an MBA in Marketing from Columbia Graduate School of Business.
Commenting on the appointment John Sunderland, Chairman, said: “I am very pleased that Ray is joining our Board. We look forward to working with him and benefiting from his extensive international experience in confectionery, food and consumer products companies.”
Following the appointment of Raymond Viault, Cadbury Schweppes’ Board comprises:
John Sunderland — non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Sanjiv Ahuja — independent non-executive
Dr Wolfgang Berndt — independent non-executive
Rick Braddock — independent non-executive
The Rt Hon The Lord Patten of Barnes CH — independent non-executive
David Thompson- independent non-executive
Rosemary Thorne — independent non-executive
Raymond Viault — independent non-executive
Baroness Wilcox — independent non-executive
There is no further information to be disclosed relating to Raymond G. Viault pursuant to Listing Rule 9.6.13R.
Ends
Working together to create brands people love

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5124

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.5
6 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 5 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 5 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 500,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 556.021 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements
Working together to create brands people love

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.6
7 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 6 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 6 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 450,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 558.8158 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones Mary Jackets Charles King

Forward Looking Statements
Working together to create brands people love

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.7
8 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 7 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 7 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 300,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 558.1515 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones Mary Jackets Charles King

Forward Looking Statements
Working together to create brands people love

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.8
12 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 11 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 11 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 500,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 557.9463 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements
Working together to create brands people love

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.9
13 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 12 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 12 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 750,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 552.1955 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.10
14 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 13 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 13 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 400,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 558.4464 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.11
15 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 14 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 14 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 600,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 556.3183 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.12
18 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 15 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 15 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 151,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 559.4924 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.13
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC		2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
				(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

				(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

				N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction
				ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.
	HESTER BLANKS ANDREW GABBUTT BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP HSDL NOMINEES LTD A/C MAXI HALIFAX SC PEP	52,770 25,214 24,268 1,597 1,297 3,839

9.	Number of shares, debentures or financial instruments relating to shares acquired 26	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

			N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.62	14.	Date and place of transaction 18 SEPTEMBER 2006

			LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 109,011	16.	Date issuer informed of transaction 18 SEPTEMBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY

020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 19 SEPTEMBER 2006

Exhibit 99.14
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC		2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
				(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

				(iii) both (i) and (ii)

				(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

				N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction
				ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	KENNETH GEORGE HANNA BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP	250,000 248,359 794

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.62	14.	Date and place of transaction 18 SEPTEMBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,178	16.	Date issuer informed of transaction 18 SEPTEMBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 19 SEPTEMBER 2006

Exhibit 99.15
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	STEPHEN JOHN DRIVER

			N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

			ORDINARY SHARES OF 12.5P EACH
	PDMR’S OWN HOLDING

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

STEPHEN JOHN DRIVER	40,000	ACQUISITION OF SHARES THROUGH PARTICIPATION
BANK OF NEW YORK NOMINEES		IN THE COMPANY’S ALL-EMPLOYEE SHARE
LTD A/C 491846	11,678	INCENTIVE PLAN, PURSUANT TO A CONTRACT
HSDL NOMINEES LTD A/C SIP	202	DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF
		SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	25
			N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A
			N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£5.62		18 SEPTEMBER 2006

			LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction 18 SEPTEMBER 2006

	51,905
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A
			N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
	N/A
			N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		JULIAN BADDELEY

			020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 19 SEPTEMBER 2006

Exhibit 99.16
19 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 18 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 18 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 400,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 557.8571 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.17
20 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 19 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 19 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 400,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 554.9738 pence per share.
Further to the announcement of the share purchase of 18 September 2006, announced on 19 September 2006, Hill Samuel Trust Company (Channel Islands) Limited, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), has informed Cadbury Schweppes that they purchased 350,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 557.8571 pence per share, as opposed to the 400,000 shares that was reported. The announcement of 19 September overstated share purchases as at 18 September by 50,000 shares.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.18
21 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 20 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 20 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 450,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 557.2137 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.19
22 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 21 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 21 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 450,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 557.172 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.20

25 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 22 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 22 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 450,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 550.3 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.21
26 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 25 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 25 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 450,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 555 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.22
27 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 26 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 26 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 106,849 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 557.5807 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.23

29 September 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 28 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 28 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 63,575 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 569.1753 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.24

02 October 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 29 September 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 29 September 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 250,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 569.9509 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.25

03 October 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 02 October 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 02 October 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 172,393 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 564.5421 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.26

04 October 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 03 October 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 03 October 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 250,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 560.3703 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.27
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director SANJIV AHUJA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them VIDACOS NOMINEES LIMITED A/C BEAR 877	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,410	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,287	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 OCTOBER 2006

Exhibit 99.28
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director DR WOLFGANG CHRISTIAN GEORG BERNDT	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (HELD AS 14,246 ADRS) 56,984 WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (SAL OPPENHEIM, VIENNA) 23,137	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,318	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 81,439	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 OCTOBER 2006

Exhibit 99.29
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
     Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director RICHARD S BRADDOCK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them RICHARD S BRADDOCK 53,360 (HELD AS 13,340 ADRS)	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’). THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,792 (EQUIVALENT TO 448 ADRS)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 55,152 (HELD AS 13,788 ADRS)	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 OCTOBER 2006

Exhibit 99.30
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director ROGER MARTYN CARR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them ROGER MARTYN CARR 45,171	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 2,197	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 47,368	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 OCTOBER 2006

Exhibit 99.31
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director THE LORD PATTEN OF BARNES	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them THE LORD PATTEN OF BARNES 4,372	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,076	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 5,448	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 OCTOBER 2006

Exhibit 99.32
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director DAVID ANTHONY ROLAND THOMPSON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	DIRECTOR’S OWN HOLDING		ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DAVID ANTHONY ROLAND THOMPSON STELLA EUNICE THOMPSON	28,672 15,539	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,399	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,610	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised
			N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number)
			N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		JULIAN BADDELEY

			020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 OCTOBER 2006

Exhibit 99.33
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director ROSEMARY PRUDENCE THORNE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them ROSEMARY PRUDENCE THORNE 7,937	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,098	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 9,035	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 4 OCTOBER 2006

Exhibit 99.34
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director BARONESS JUDITH ANN WILCOX	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction
	BARONESS JUDITH ANN WILCOX R C GREIG NOMINEES LTD (PENSION) COUTTS NOMINEES LTD A/C SCS (PEPS) KILLICK & CO (ISA)	25,071 2,400 2,785 1,539		ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,318	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.64	14.	Date and place of transaction 3 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 33,113	16.	Date issuer informed of transaction 3 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 4 OCTOBER 2006

Exhibit 99.35
SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest
	CADBURY SCHWEPPES PLC				BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED
	NON-BENEFICIAL INTEREST

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed
	ORDINARY SHARES OF 12.5P EACH				29 SEPTEMBER 2006		5 OCTOBER 2006

12.	Total holding following this notification 59,185,135			13.	Total percentage holding of issued class following this notification 2.83%

14.	Any additional information			15.	Name of contact and telephone number for queries
					JULIAN BADDELEY
					020 7830 5183

16.	Name and signature of authorised company official responsible for making this notification

	J MILLS
	DIRECTOR OF GROUP SECRETARIAT
Date of notification 5 OCTOBER 2006

Exhibit 99.36
05 October 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 04 October 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 04 October 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 62,628 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 564.1589 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.37
06 October 2006
CADBURY SCHWEPPES — DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 05 October 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 05 October 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 1,100,000 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 564.634 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland — Non-Executive Chairman
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne — President and CEO, Americas Beverages
Jim Chambers — President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock — President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.38
09 October 2006
CADBURY SCHWEPPES – DIRECTORS’ SHAREHOLDINGS
Cadbury Schweppes announced in its Interim Results 2006 announcement that its Employee Share Ownership Trust would make a £50 million investment in Cadbury Schweppes shares.
As part of this investment, Cadbury Schweppes was notified on 06 October 2006 by Hill Samuel Trust Company (Channel Islands) Limited that on 06 October 2006 it, as trustee of the Cadbury Schweppes Employee Share Option Trust (the “Trust”), purchased 691,728 Cadbury Schweppes ordinary shares of 12.5 pence each at an average price of 564.6561 pence per share.
As potential discretionary beneficiaries under the Trust, each of the following persons, being the Chairman and Executive Directors of Cadbury Schweppes plc and persons discharging managerial responsibility, are deemed to be interested in these shares:
John Sunderland – Non-Executive Chairman
Todd Stitzer – Chief Executive Officer
Ken Hanna – Chief Financial Officer
Bob Stack – Chief Human Resources Officer
Hester Blanks, Group Company Secretary
Gil Cassagne – President and CEO, Americas Beverages
Jim Chambers – President and CEO, Americas Confectionery
Steve Driver, President, Global Supply Chain
David Macnair, Chief Science & Technology Officer
Mark Reckitt, Group Strategy Director
Matt Shattock – President, Europe, Middle East and Africa
Hank Udow, Chief Legal Officer
Rajiv Wahi, President, Asia Pacific
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.